FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of May 2006

DRYSHIPS INC.

80 Kifissias Avenue

Amaroussion 15125, Athens Greece

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F [X] Form 40-F [_]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [_] No [X]

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached hereto as Exhibit 1 is a copy of the release issued by DryShips, Inc. on May 25, 2006

DryShips Inc. Announces

Date for the Release of the First Quarter 2006 Results, Conference Call and Webcast

Earnings Release:

        Monday, June 5, 2006 after 4:00 p.m. EDT

Conference Call and Webcast:   Tuesday, June 6, 2006, at 9:30 a.m. EDT

May 25, 2006. ATHENS, Greece – DryShips Inc. (NASDAQ: DRYS) announced today that it will release its first quarter 2006 results after the market closes in New York on Monday, June 5, 2006.

The next day, Tuesday, June 6, 2006 at 9:30 am EST, the company’s management will host a conference call to discuss the results.

Conference Call details:
Participants should dial into the call 10 minutes before the scheduled time using the following numbers: 1866 819 7111 (from the US), 0800 953 0329 (from the UK) or +44 1452 542 301 (from outside the US). Please quote "DryShips".

In case of any problem with the above numbers, please dial 1866 869 2352 (from the US), 0800 694 1449 (from the UK) or +44 1452 560 304 (from outside the US). Quote "DryShips".

A telephonic replay of the conference call will be available until June 13th, 2006 by dialling 1866 247 4222 (from the US), 0800 953 1533 (from the UK) or +44 1452 550 000 (from outside the US). Access Code: 2133051#

Slides and audio webcast: There will also be a live -and then archived- webcast of the conference call, through the internet through the DryShips, Inc. website (www.dryships.com). Participants to the live webcast should register on the website approximately 10 minutes prior to the start of the webcast.

About DryShips, Inc.

DryShips Inc. owns and operates through its wholly owned subsidiaries a fleet of drybulk carriers that operate worldwide. As of the date of this announcement, DryShips owns a fleet of 29 drybulk carriers consisting of 4 Capesize, 22 Panamax and 3 Handymax vessels, with a combined carrying capacity of approximately 2.3 million dwt. DryShips, which maintains its executive offices in Greece, is the second largest Panamax operator in the world.

DryShips Inc.'s common stock is listed on NASDAQ National Market where it trades under the symbol "DRYS". Risks and uncertainties are described in reports filed by DryShips Inc. with the US Securities and Exchange Commission.

Visit our website at www.dryships.com

Company Contact:
Christopher J. Thomas
Chief Financial Officer
DryShips Inc.
Tel. 011-30-210-809-0570
E-mail: finance@dryships.com

Investor Relations / Media:
Nicolas Bornozis
Capital Link, Inc. ,New York
Tel. 212-661-7566
E-mail: nbornozis@capitallink.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DryShips, Inc.

(Registrant)

Dated:  May 25, 2006                   By:        /s Christopher J. Thomas

                                             ----------------------------------

Christopher J. Thomas
Chief Financial Officer